Exhibit 99.1

Arbe Announces Q4 and Full Year 2021 Financial Results

Tel Aviv, Israel, March 1, 2022 — Arbe Robotics Ltd. (Nasdaq: ARBE) (“Arbe”), a global leader in next-generation 4D Imaging Radar Solutions, today announced financial results for its fourth quarter and fiscal year 2021, ended December 31, 2021.

Key Company Highlights:

-	Arbe maintains significant product leadership, delivering the only radar on the market that enables free space mapping and truly safe Level 2.5 and Level 3, without relying on LiDAR

-	On track for production with full automotive qualification by the end of 2022

-	Arbe’s Imaging Radar was selected by AutoX to enable their fully autonomous RoboTaxi fleet

-	On schedule with a pre-production project with a Top 5 global OEM, which is progressing towards selection in 2022

-	Selected by a Top 10 global OEM for an “Imaging Radar - based perception” project

-	BAIC Group announced that Arbe’s technology will be installed on its mass-produced Level 2.5 / Level 3 models

-	Selected for a smart mobility project

-	Five Tier-1s are building production radars based on Arbe’s chipset, including Valeo, Weifu, Hirain, and Qamcom and a leading radar player that has commenced design in Q4

-	30 customers bought Arbe’s Imaging Radar samples

-	Arbe was advised that it is on the short list for 17 new projects for OEM, RoboTaxis, delivery robots, and autonomous trucks, on top of existing projects

-	Arbe appointed Thilo Koslowski, founder and former CEO of Porsche Digital, to its board of directors

-	Arbe believes that with current customers, Tier-1 partnerships and with its strategic relationship with Global Foundries the company is on track to reach its $312 million revenue goal for 2025

“2021 was a milestone year for Arbe, as we became the first publicly traded automotive imaging radar company and demonstrated how our technological vision is becoming a reality,” said Kobi Marenko, Chief Executive Officer.

“During the year, we achieved our targets ahead of schedule, won major customers, established strategic relationships with global Tier-1s and made low volume sales to more than 30 customers. Arbe’s Imaging Radar chipset offers the best performance in the industry, enabling free space mapping for safe Level 2.5 and Level 3 autonomy that relies solely on radar without the need for costly sensors such as LiDARs. Arbe maintains significant product leadership, and we believe that our technology today is superior to the performance projected for 2025 by our competitors. As we continue to engage with top tier car manufacturers and OEMs and establish a path to production, we see a growing consensus validating the critical role that imaging radar plays in the global automotive market. We believe that Arbe is well positioned to capture a significant share as this market adopts advanced technologies,” concluded Kobi Marenko.

Fourth Quarter and Full Year 2021 Financial Highlights

Revenues for Q4 2021 were $0.5 million, an increase from $0.2 million in Q4 2020. Full year 2021 revenues were $2.2 million, an increase from $0.3 million in 2020. New orders for the full year 2021 were $4.0 million. Backlog as of December 31, 2021 is $2.3 million, expected to be recognized as revenues during 2022.

Gross margin for Q4 2021 was 37.7%, compared to 41.8% in Q4 2020. Gross margin for the full year of 2021 was 36.0%.

Operating expenses in Q4 2021 were $14.2 million, compared to $3.9 million in Q4 2020. Operating expenses for the full year of 2021 were $34.1 million, compared to $15.0 million in 2020. The increase in operating expenses was primarily driven by labor increase, additional investment in research and development toward production, share based compensation, foreign currency exchange rates impact and cost resulting from the additional legal, accounting and general overhead resulting from Arbe’s status as a public company.

Net loss in the fourth quarter of 2021 was $15.8 million, which included $1.9 million in financial expenses, compared to a net loss of $4.5 million in the same period of 2020. Net loss for the full year of 2021 was $58.1 million.

Adjusted EBITDA in Q4 of 2021, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and for non-recurring items, yielded a loss of ($11.9) million, compared with a loss of ($3.7) million in the fourth quarter of 2020. Adjusted EBITDA for the full year of 2021 amounted to ($30.4) million, a decrease of 113% from ($14.2) million in 2020.

Balance Sheet & Liquidity

As of December 31, 2021, Arbe had $100.8 million in cash and cash equivalents. Most of the cash consists of the $118 million in gross proceeds which Arbe netted from the business combination with Industrial Tech Acquisitions, Inc. (“ITAC”), a SPAC, which was completed in October 2020. Total debt at December 31, 2021, was $4.9 million which we expect to pay by July 1, 2022.

Outlook

Management provided an outlook for the full year ending December 31, 2022. Based on current estimates, management expects:

●	Revenues to be in the range of $7 million to $11 million.

●	Adjusted EBITDA in the range of ($34 million) and ($38 million), primarily attributable to the increase in labor cost, most notably in R&D, foreign currency exchange rates impact and additional legal, accounting, and general overhead costs resulting from our status as a public company

Conference Call & Webcast Details

Arbe will host a conference call and webcast today at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer. The Company encourages participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10164030/f18e362fce. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

The live call may be accessed via:

U.S. Toll Free: (866) 777-2509

International: (412) 317-5413

A telephonic replay of the conference call will be available until March 15, 2022, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: (877) 344-7529

International: (412) 317-0088

Access ID: 7229831

A live webcast of the call can be accessed here: https://services.choruscall.com/mediaframe/webcast.html?webcastid=VqRCaz63 or from Arbe’s Investor Relations website at https://ir.arberobotics.com. An archived webcast of the conference call will also be made available on the website following the call.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in next-generation 4D Imaging Radar Chipset Solutions, is spearheading a radar revolution, enabling truly safe driver-assisted systems today while paving the way to full autonomous driving. Arbe’s imaging radar is 100 times more detailed than any other radar on the market and is a mandatory sensor for Level 2+ and higher autonomy. The company is empowering automakers, Tier 1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has a projected total addressable market of an estimated $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The financial results described in this press release are based on Arbe’s preliminary financial statements, which are subject to audit by the Company’s independent accounting firm and are subject to any adjustments resulting from the completion of such audit. These risks and uncertainties include, but are not limited to: (i) unanticipated delays or difficulties in connection with the evaluation of Arbe’s products in evaluation and test programs; (ii) the success of road pilot programs for Arbe’s products, (iii) Arbe’s ability to develop significant revenue as a result of the test programs involving its radar system and from customers who purchased Imaging Radar samples; (iv) Arbe’s ability to leverage its existing relationships and secure test programs and orders resulting from the test programs; (v) Arbe’s ability to meet its projected revenue level and its ability to operate profitably; (vi) Arbe’s ability to meet is timetable for full production; (vii) Arbe’s expectation that it will be engaging with Tier 1 suppliers and OEMs which would be building the radars based on its Chipset solution, eliminating expenses associated with system completion, requirement for undertaking significant capital expenditures associated with developing mass production manufacturing and the expenses of operating any such manufacturing capability; (viii) the effect of inflation and supply chain issues on Arbe’s cost and its development schedule, including Arbe’s ability to obtain semiconductor products when needed and at a reasonable price; (ix) Arbe’s expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations; (x) Arbe’s belief that the Arbe Radar Chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (xi) Arbe’s ability to develop or have access to the latest developments relating to radar and autonomous driving vehicles; (xii) Arbe’s ability to have products manufactured for it by third parties that meet Arbe’s and its customers quality standards and delivery requirements; (xiii) Arbe’s ability to attract and retain highly skilled personnel and senior management, including research and development, sales and marketing personnel; (xiv) Arbe’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xv) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology; and the effect of any accidents with vehicles using Arbe’s radar system; (xvi) the failure of the markets for Arbe’s current or new technologies and products to materialize to the extent or at the rate that Arbe expects; (xvii) unexpected delays or difficulties related to the development of Arbe’s technologies and products; (xviii) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xix) the effect of COVID-19 and any new variants or any pandemics or multinational epidemics and actions taken by governments and industry to address the effects of the pandemic and the corresponding macroeconomic uncertainty; (xvii) risks related to the potential impact of new accounting standards on Arbe’s financial position, results of operations or cash flows; (xx) changes or inaccuracies in market projections; (xxi) changes in Arbe’s business strategy; and (xxii) the risk and uncertainties described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and the additional risk described in Arbe’s prospectus dated November 2, 2021, which was filed by Arbe with the Securities and Exchange Commission on November 4, 2021, as well as the other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor Relations:

Miri Segal

msegal@ms-ir.com

917-607-8654

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2021	December 31, 2020
Current Assets:	(Unaudited)	(Audited)
Cash and cash equivalents	100,811	2,857
Restricted cash	125	97
Short term bank deposits	-	100
Trade Receivable	187	137
Prepaid expenses and other receivables	3,058	830
Total current assets	104,181	4,021

Non-Current Asset
Property and equipment, net	1,165	384
Total non-current assets	1,165	384

Total assets	105,346	4,405

Current liabilities:
Current maturities of long-term loan	-	1,879
Short term loan	4,916	-
Trade payables	2,005	1,209
Employees and payroll accruals	3,095	1,538
Deferred revenues	726	281
Accrued expenses and other payables	4,725	364
Total current liabilities	15,467	5,271

Long term liabilities
Long-term loan	-	676
Convertible loan	-	1,641
Warrant Liabilities	10,056	-
Warrants to purchase Series B-1 preferred shares	-	375
Warrants to purchase Series B-2 preferred shares	-	1,159
Total long-term liabilities	10,056	3,851

REDEEMABLE CONVERTIBLE PREFERRED SHARES	-	55,440

SHAREHOLDERS’ EQUITY (DEFICIENCY):
Ordinary Shares	*)	*)
Additional paid-in capital	199,469	1,397
Accumulated Deficit	(119,646)	(61,554)
Total shareholders’ equity (deficiency)	79,823	(60,157)

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficiency)	105,346	4,405

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	520	194	2,249	332
Cost of revenues	324	113	1,440	340
Gross Profit (Loss)	196	81	809	(8)

Operating Expenses:
Research and development, net	11,580	3,279	28,564	12,794
Sales and marketing	677	311	1,814	1,063
General and administrative	1,916	301	3,709	1,093
Total operating expenses	14,173	3,891	34,087	14,950

Operating loss	(13,977)	(3,810)	(33,278)	(14,958)

Financial expenses, net	1,870	694	24,814	667

Net loss	(15,847)	(4,504)	(58,092)	(15,625)

Basic and diluted net loss per share attributable to Ordinary Shareholders	(0.27)	(0.49)	(2.64)	(1.70)

Weighted-average number of shares used in computing basic and diluted net loss per share attributable to Ordinary Shareholders*	58,632,414	9,272,428	22,027,292	9,205,169

*	The number of ordinary shares retroactively reflects the 46.25783-for-one stock split of the ordinary shares which was effective on October 7, 2021.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	12 Months Ended	12 Months Ended
	December 31, 2021	December 31, 2020
Cash flows from operating activities:	(Unaudited)	(Audited)
Net Loss	(58,092)	(15,625)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	342	228
Stock-based compensation	2,211	439
Warrants to service providers	115	52
Revaluation of warrants and accretion	6,599	1,106
Revaluation of convertible loan	17,866	-

Change in operating assets and liabilities:
Decrease (increase) in trade receivable	(50)	(137)
Decrease (increase) in prepaid expenses and other receivables	(2,228)	(371)
Increase (decrease) in trade payables	458	(1,063)
Increase in employees and payroll accruals	1,557	367
Increase in deferred revenue	445	75
Increase in accrued expenses and other payables	4,361	(356)

Net cash used in operating activities	(26,416)	(15,285)

Cash flows from investing activities:
Change in bank deposits	100	9,860
Purchase of property and equipment	(784)	(156)

Net cash provided by (used in) investing activities	(684)	9,704

Cash flows from financing activities:
Repayment of long-term loan	(2,639)	(1,585)
Proceeds from short term loan	4,715	-
Proceeds from issuance of redeemable convertible preferred shares and warrants for the purchase of Series B-2 redeemable convertible preferred shares, net	-	1,190
Proceeds from recapitalization and pipe offering, net of issuance cost	98,587	-
Proceeds from exercise of warrants	12,859	256
Proceeds from exercise of options	223	30
Proceeds from convertible loan	11,337	1,641

Net cash provided by financing activities	125,082	1,532

Increase (decrease) in cash, cash equivalents and restricted cash	97,982	(4,049)
Cash, cash equivalents and restricted cash at the beginning of the year	2,954	7,003

Cash, cash equivalents and restricted cash at the end of the year	100,936	2,954

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
GAAP net loss attributable to ordinary shareholders	(15,847)	(4,504)	(58,092)	(15,625)

Add:
Stock-based compensation	1,723	149	2,211	439
Warrants to service providers	59	9	115	52
Revaluation of warrants and accretion	1,861	838	6,599	1,106
Revaluation of convertible loan	-	-	17,866	-
Non-recurring initial public offering expenses	234	-	234	-

Non-GAAP net loss	(11,971)	(3,508)	(31,067)	(14,028)

Basic and diluted Non-GAAP net loss per share attributable to Ordinary Shareholders	(0.20)	(0.38)	(1.41)	(1.52)

Weighted-average number of shares used in computing basic and diluted Non-GAAP net loss per share attributable to Ordinary Shareholders*	58,632,414	9,272,428	22,027,292	9,205,169

*	The number of ordinary shares retroactively reflects the 46.25783-for-one stock split of the ordinary shares which was effective on October 7, 2021.

RECONCILIATION OF GAAP NET LOSS TO AJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
GAAP net loss attributable to ordinary shareholders	(15,847)	(4,504)	(58,092)	(15,625)

Add:
Financial expenses, net	1,870	694	24,814	667
Depreciation & Amortization	96	(27)	342	228
Stock-based compensation	1,723	149	2,211	439
Warrants to service providers	59	9	115	52
Non-recurring initial public offering expenses	234	-	234	-

Adjusted EBITDA	(11,865)	(3,679)	(30,376)	(14,239)